Exhibit 16.1
July 26, 2004


Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:


We were previously the principal independent registered public accounting firm for Metromedia International Group, Inc. and, under the date of May 14, 2004, we reported on the consolidated financial statements of Metromedia International Group, Inc. and subsidiaries as of and for the years ended December 31, 2003 and 2002. On July 9, 2004, we resigned. We have read Metromedia International Group, Inc.'s statements included under Item 4 of its Form 8-K dated July 26, 2004, and we agree with such statements except that we are not in a position to agree or disagree with the third and fourth sentences of the second paragraph of item 4, the third and fourth sentences of the sixth paragraph of item 4, the fifth and sixth sentences of the seventh paragraph of item 4 or the second and third sentences of the last paragraph of item 4.



Very truly yours,


/s/ KPMG LLP






KPMG LLP